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                                        Filed by The Chase Manhattan Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                 Subject Company: J.P. Morgan & Co. Incorporated
                                                      Commission File No. 1-5885



                                                          Date: October 18, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Chase and J.P. Morgan, including future financial and operating results, Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the businesses of Chase and J.P. Morgan will not be combined successfully; the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the risk that the integration process may result in the disruption of ongoing business or the loss of key employees or may adversely effect relationships with employees and clients; the risk that stockholder or required regulatory approvals of the merger will not be obtained or that adverse regulatory conditions will be imposed in connection with a regulatory approval of the merger; the risk of adverse impacts from an economic downturn; the risks associated with increased competition, unfavorable political or other developments in foreign markets, adverse governmental or regulatory policies, and volatility in securities markets, interest or foreign exchange rates or indices; or other factors impacting operational plans. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov) and in Chase's Registration Statement on Form S-4 referred to below.

Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus when it becomes available because it will contain important information. The definitive joint proxy statement-prospectus will be sent to stockholders of Chase and J.P. Morgan seeking their approval of the proposed transaction. Stockholders also will be able to obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Chase and J.P. Morgan, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017, Attention: Office of the Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the materials filed with the SEC by J.P. Morgan and Chase on September 13, 2000 and September 14, 2000, respectively.


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[CHASE LETTERHEAD]

[The following is a memorandum from William B. Harrison, Jr., Chairman and Chief Executive Officer of The Chase Manhattan Corporation, sent to Chase senior management.]

October 18, 2000

Dear Colleagues,

This morning, Chase announced third quarter earnings. In addition to the press release, which you will receive via e-mail, and the discussion at today's investor meeting (see below), we thought the following key themes would be helpful as part of your conversations with clients and others.

We believe even more strongly in the value of the merger. One month into the merger, we are even more excited about the growth opportunities and confident about the synergy potential of the deal.

- Clients are reacting favorably to the proposed combination and have invited Chase and J.P. Morgan to make joint pitches for their business. As a result, in the last three weeks alone, the two firms have won a number of joint investment banking mandates.

- We are moving rapidly on our integration plans and expect an additional 250 key positions to be announced by the end of this week.

- The major U.S. regulatory applications have been filed, and the joint proxy statement was filed with the SEC on October 5.

The disappointing earnings at Chase are not related to credit or market risk management issues. There has been no fundamental change in the business outlook. There were two main reasons for the shortfall.

- In Chase Capital Partners, unrealized write-downs, primarily due to mark-to-market declines (mainly in telecommunications), more than offset record realized (cash) gains of $538 million on the sales of investments.

- In the Investment Bank, trading revenues and corporate finance fees were up from the third quarter of 1999 but down from the second quarter of 2000 due to lower market volatility and trading volumes and a slowdown in leveraged finance. The expense growth rate was high because of the buildup of the investment banking platform, including our recent acquisitions.

There will be a joint meeting and conference call for the investment community today, reviewing financial results, followed by an update on the merger by Marc Shapiro. Dedicated lines have been set up for employees to dial into the event, or to listen to a recorded version later today. Please refer to the MERGER COMMUNICATIONS SITE on ChaseWeb. Slides to be used at the presentation are also available on this site. If you receive press inquiries, please refer them to Jon Diat, 212-270-5089.

Though this quarter's results did not meet our expectations, the results do not diminish the confidence we have in the growth capacity of our businesses. We had record earnings in Global Services, National Consumer Services, and Wealth Management, underscoring the importance of a diverse business foundation. We can look forward to the enormous potential of
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two great companies coming together. We have made tremendous progress in the short month since we announced the merger, and I am counting on your support in building a new financial services leader.



Stockholders of Chase and J.P. Morgan should read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Chase and J.P. Morgan, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017, Attention: Office of the Corporate Secretary (212-270-6000) or to J.P. Morgan, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of J.P. Morgan and Chase on September 13 and 14, 2000, respectively.



Message sent to Senior managers. Please share with your staff.